                    NEWS

FOR IMMEDIATE RELEASE                                                                                        CONTACT:  Craig S. Tireman
 October 28, 2004                                                                                                                                      (201) 476-5410

BUTLER INTERNATIONAL, INC.
REPORTS 110% INCREASE IN NET INCOME FOR THIRD QUARTER 2004
SALES EXCEED PRIOR YEAR BY 21%
INCOME FROM CONTINUING OPERATIONS UP BY 202%

        MONTVALE, NJ . .. . Butler International, Inc. (NASDAQ SC: BUTL) announced today its results for the third quarter of 2004.

        The Company reported net income of $1.3 million for the third quarter of 2004.  This represents a 110% increase over the $0.6 million reported in the same period last year.  Earnings per share were $.10 for this quarter compared to $.05 per share for the same period in 2003.  Income from continuing operations was $1.3 million, or 202% greater than the $0.4 million reported in the third quarter of 2003.  Sales for the period ended September 30, 2004, were $65.1 million, a 21% increase over the $53.7 million reported for same period of the prior year.  Operating income was $2.7 million for the third quarter of 2004, a 213% increase over the $0.9 million reported in last year's third quarter.

        A 20% increase in gross margin combined with a 9% decrease in depreciation expense and a 7% decrease in interest costs were the driving forces behind the increase in profitability.  The higher gross margin dollars reflect a 21% increase in sales, offset partially by slightly lower margin percentages caused principally by a change in business mix.  Selling, general and administrative expenses increased by 1%, mainly due to increase in compensation costs.  The decrease in interest expense was due to lower rates negotiated on one of the Company's term loans in the fourth quarter of 2003.  Interest savings were lessened somewhat by increased borrowings caused by higher sales-driven receivables.

        Sales and operating profits from the Company's largest and fastest growing operation, Butler Technical Group, again exceeded the prior year; sales were 31% above the third quarter of 2003 while profits grew by 26% for the same period.  A large portion of the year on year increase came from work performed in the aerospace and defense sectors.  The Telecom Services operation also exceeded last year's sales and profit results by 16% and 105% respectively.  The increased profitability was principally due to a combination of increased volume and lower overhead, offset in part by reduced billing rates.  The Technology Solutions' revenues were 12% below the 2003 quarter as a result of fewer billable employees, and operating profit was 26% below that of the prior year period.  Decreased volume together with a reduction in gross margin percentage, partially offset by lower overhead expenses, resulted in the reduced operating profit for the Technology Solutions division.

        Edward M. Kopko Chairman and Chief Executive Officer, said, "Butler's global services offerings and management's successful cost control contributed to the improved third quarter performance.  Our business pipeline suggests steady demand for Butler's services and continued profitability improvement."

        On a year-to-date basis, net income was $2.5 million, or $.19 per share, compared to a loss of $14.1 million, or $1.41 per share for the same period in 2003.  Income from continuing operations was $2.4 million, or $.18 per share for the first nine months of 2004, versus a loss of $13.3 million, or $1.34 per share last year.  Prior year results included restructuring charges of $1.5 million, legal settlement and related charges of  $1.8 million, and a goodwill impairment charge of $7.6 million, all net of tax.  Year-to-date sales total $186.1 million, a 20% increase over the $154.9 million reported in the nine-month period of 2003.

        Butler Technical Group sales and operating profits for the first nine months of 2004 exceeded the prior year period by 29% and 44%, respectively.  The Telecom Services operation also exceeded last year's sales and profit results by 16% and 73%, respectively for the nine-month period.  The Technology Solutions' sales and operating profits were 13% and 26% below the prior year period.

About Butler International

        Butler International, Inc. is a leading provider of TechOutsourcing services, helping customers worldwide increase performance and savings.  During its 58-year history, Butler has served many prestigious companies.  Butler's current client list includes Avon Products, BellSouth, Boeing, Caterpillar, Citigroup, Johnson and Johnson, Los Alamos National Laboratories, Merrill Lynch, Nortel Networks, Northrop Grumman, United Defense, Verizon and more.  If you would like to find out more about Butler's value-added services, visit us on the web at www.butler.com.

        Information contained in this press release, other than historical information, may be considered forward-looking in nature as such it is based upon certain assumptions and is subject to various risks and uncertainties as set forth in the Company's filings with the Securities and Exchange Commission.  Such risks and uncertainties may not be controllable by the Company.  To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those that were anticipated.

Mindpower for a Changing WorldSM
World Headquarters, 110 Summit Avenue, Montvale, NJ 07645 (201) 573-8000
www.butler.com

BUTLER INTERNATIONAL, INC.
SUMMARY OF OPERATIONS
(in thousands except per share data)
(unaudited)

	Quarter Ended September 30, 2004	Quarter Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Net sales	$ 65,106	$ 53,695	$ 186,073	$ 154,892
Cost of sales	53,894	44,369	154,172	127,552
Gross margin	11,212	9,326	31,901	27,340
Depreciation and amortization	493	543	1,440	2,118
Selling, general and administrative expenses	7,985	7,902	24,224	25,592
Restructuring and other charges	-	8	-	2,408
Legal settlements and related costs	-	-	-	2,908
Goodwill impairment	-	-	-	12,331
Operating income / (loss)	2,734	873	6,237	(18,017)
Interest expense	(1,125)	(1,207)	(3,159)	(3,675)
Income / (loss) from continuing operations before income taxes	1,609	(334)	3,078	(21,692)
Income tax expense / (benefit)	310	(764)	692	(8,379)
Income / (loss) from continuing operations	1,299	430	2,386	(13,313)
Income / (loss) from discontinued operations, net of tax	-	189	125	(761)
Net income / (loss)	$ 1,299	$ 619	$ 2,511	$ (14,074)
Basic income / (loss) per share:				
Continuing operations	$ 0.12	$ 0.03	$ 0.20	$ (1.34)
Discontinued operations	-	0.02	0.01	(0.07)
Net income / (loss)	$ 0.12	$ 0.05	$ 0.21	$ (1.41)
Diluted income / (loss) per share				
Continuing operations	$ 0.10	$ 0.03	$ 0.18	$ (1.34)
Discontinued operations	-	0.02	0.01	(0.07)
Net income / (loss)	$ 0.10	$ 0.05	$ 0.19	$ (1.41)
Average number of common shares and dilutive common share equivalents outstanding:				
Basic	10,243	10,168	10,227	10,168
Diluted	13,049	10,182	13,033	10,168

BUTLER INTERNATIONAL, INC.
SELECTED BALANCE SHEET INFORMATION
(in thousands)
(unaudited)

	September 2004	September 2003
Accounts Receivable	$ 43,342	$ 34,323
Total Current Assets	53,282	47,206
Total Current Liabilities	23,768	25,798
Working Capital	29,514	21,408
Total Assets	109,014	102,961
Total Liabilities	89,506	85,894
Stockholders' Equity	$ 19,508	$ 17,067